UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
Commission File Number 0-99
PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

INTRODUCTORY NOTE
     This Report sets forth certain recent developments relating to Petróleos Mexicanos, and shall be deemed to be incorporated by reference into and made a part of (i) the Registration Statement on Form F-4 (Commission File No. 333-160799) of Petróleos Mexicanos; and (ii) the Offering Circular of Petróleos Mexicanos dated January 27, 2009, as supplemented by the First Supplement to the Offering Circular, dated September 3, 2009, relating to its U.S. $7,000,000,000 Medium-Term Notes Program, Series C.
RECENT DEVELOPMENTS
Information on the Company
     Energy Reform
     On September 4, 2009, the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) were published in the Diario Oficial de la Federación (Official Gazette of the Federation). The Regulations to the Petróleos Mexicanos Law are a set of rules that regulate the application of the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), which was published in the Official Gazette of the Federation on November 28, 2008, in respect of, among other things: (i) the operation of the Board of Directors and committees of Petróleos Mexicanos; (ii) the authority of and the process for replacing the members of the Board of Directors and the Director General of Petróleos Mexicanos; (iii) Petróleos Mexicanos’ business planning and budgeting process, including provisions relating to acquisitions and financing programs; (iv) the approval of investment programs and specific investment projects; (v) the procurement of contracts by Petróleos Mexicanos (including contracts related to its core production activities); and (vi) the control, monitoring and performance evaluation of Petróleos Mexicanos. The Regulations to the Petróleos Mexicanos Law became effective as of September 5, 2009.
     On September 4, 2009, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos), which is to be published in the Official Gazette of the Federation and will become effective as of the date following such publication.
Directors, Senior Management and Employees
     On September 4, 2009, Mr. Marco Antonio Murillo Soberanis was named acting Corporate Director of Management of Petróleos Mexicanos, replacing Mr. Rosendo Villarreal Dávila.
     On September 7, 2009, Mr. Juan José Suárez Coppel was appointed Director General of Petróleos Mexicanos by the President of Mexico, replacing Mr. Jesús Reyes Heroles González Garza. Mr. Suárez Coppel has also replaced Mr. Reyes Heroles as Chairman of the Board of Directors of each of Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Antonio López Velarde
Antonio López Velarde
Deputy Manager of Capital Markets

Date: September 9, 2009
FORWARD-LOOKING STATEMENTS
     This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.